SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                                  AMENDMENT #1


                    Under the Securities Exchange Act of 1934

                               Vitacost.com, Inc.
                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   092847A20 0
                                  (CUSIP Number)


                                    May 1994

             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:
              [ ]      Rule 13d-1(b)
              [ ]      Rule 13d-(c)
              [x]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.:      092847A20 0

  1)     Names of Reporting Persons

         Wayne Gorsek

  2)     Check the Appropriate Box if a Member of a Group

         (a)  [ ]
         (b)  [ ]

  3)     SEC Use Only

  4)     Citizenship or Place of Organization        USA


Number of              5)     Sole Voting Power             20,000*
Shares
Beneficially           6)     Shared Voting Power           20,000*
Owned
by Each                7)     Sole Dispositive Power        20,000*
Reporting
Person With            8)     Shared Dispositive Power      20,000*

 9)     Aggregate Amount Beneficially Owned by Each Reporting Person  20,000*

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11)      Percent of Class Represented by Amount in Row (9)        7.28%


12)      Type of Reporting Person            IN


* On March 23, 2010, Mr. Gorsek sold 4,787,788 of his shares to Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. in a Share Purchase Agreement. The Stock Purchase Agreement is attached hereto as Exhibit
99. Mr. Gorsek still holds 20,000 shares (pre reverse split), which have not yet been issued by the transfer agent. The percentage of class is based upon the number of shares issued and outstanding at October 31, 2009 as reported in Issuers' 10-Q filed on November 16, 2009.


                                        2
--------------------------------------------------------------------------------

Item 1(a) Name of Issuer:

          Vitacost.com, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

          5400 Broken Sound Blvd., NW
          Suite 500
          Boca Raton, FL  33487

Item 2(a) Name of Person Filing:

          Wayne Gorsek

Item 2(b) Address of Principal Business Office or, if none, Residence:
          360 E. Desert Inn
          Loft 1203
          Las Vegas, NV 89109

Item 2(c) Citizenship:

          USA

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e)  CUSIP Number:

           092847A20 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  [ ]      Broker or Dealer registered under Section 15 of the Act
                       (15 U.S.C. 780)

         (b)  [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       780)

         (c)  [ ]      Insurance Company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 780)

         (d)  [ ]      Investment Company registered under section 8 of the
                       Investment Company Act of 1940 (U.S.C. 1813)

         (e)  [ ]      Investment Adviser in accordance with ss. 240.13d-1(b)(1)
                       (ii)(E)

         (f)  [ ]      Employee Benefit Plan or endowment fund in accordance
                       with ss. 240.13d-1(b)(1)(ii)(F)

         (g)  [ ]      Parent Holding Company or control person in accordance
                       with ss. 240.13d-1(b)(1)(ii)(G)

         (h)  [ ]      savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)  [ ]      church plan that is excluded from the definition of an
                       investment company under section 3(c)(14) of the Invest-ment Company Act of 1940 (15 U.S.C. 80a-3)

         (j)  [ ]      Group, in accordance withss.240.13d-1(b)(1)(ii)(J)


                                        3
--------------------------------------------------------------------------------

Item 4.  Ownership


         (a)      Amount Beneficially Owned:

                  20,000

         (b)      Percent of Class: 7.28%

                  Based on calculations made in accordance with Rule 13d-3(d) and there being 27,488,353 shares of common stock of the Issuer outstanding as of October 31, 2009 as reported in the Issuer's Form 10-Q (File No. 001-34468) filed with the Securities and Exchange Commission on November 16, 2009, the Reporting Person beneficially owns approximately 7.28% of the outstanding shares of the Issuer's common stock.

         (c) Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote                      20,000
(ii)  shared power to vote or to direct the vote                    20,000
(iii) sole power to dispose or to direct the disposition of         20,000
(iv)  shared power to dispose or to direct the disposition of       20,000


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

                          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                          Not applicable

Item 8.   Identification and Classification of Members of the Group

                          Not applicable

Item 9.   Notice of Dissolution of Group

                          Not applicable


                                        4
--------------------------------------------------------------------------------

Item 10.  Certification

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 4, 2010


Signature:

/s/ Wayne Gorsek
--------------------------------------------------------------------------------